Filed by Exxon Mobil Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: XTO Energy Inc.
(Commission File No.: 1-10662)

Event Name: Exxon Mobil to buy XTO Energy Conference Call
Event Date/Time: 2009-12-14/4:00PM GMT

P: Operator

C: Rex Tillerson; Exxon Mobil Corporation; Chairman and CEO

C: David Rosenthal; Exxon Mobil Corporation; VP of IR and Secretary

P: Doug Terreson; ISI Group; Analyst

P: Robert Kessler; Simmons & Company International; Analyst

P: Doug Leggate; Merrill Lynch; Analyst

P: Neil McMahon; Sanford C. Bernstein & Company, Inc.; Analyst

P: Mark Gilman; The Benchmark Company; Analyst

P: Paul Sankey; Deutsche Bank; Analyst

P: Jason Gammel; Macquarie Research Equities; Analyst

P: Pavel Molchanov; Raymond James; Analyst

P: Christina Cheng; Barclays Capital; Analyst

PRESENTATION
Operator: Good day, and welcome to this ExxonMobil Investor Relations call. Today's call is being recorded.

At this time, I would like to turn the call over to Mr. Rex Tillerson. Please go ahead, sir.

Rex Tillerson: Good morning, and I want to thank all of you for joining us today. As you are aware from this morning's press release and news conference, ExxonMobil and XTO Energy Inc. have announced an all-stock transaction valued at $41 billion. This agreement between ExxonMobil and XTO brings together two organizations with highly complementary skills and capabilities. XTO is a leading US unconventional natural gas and oil producer, with an outstanding resource base, strong operational expertise and highly skilled employees. XTO's strengths, together with ExxonMobil's advanced research and development, our operational capabilities and our global scale, along with our financial capacity, will create significant synergies and unconventional resource development that we believe are unmatched in the energy industry.

I now want to turn the call over to David Rosenthal, our Vice President of Investor Relations, and our corporate secretary, who is going to take you through today's material. Following that, David and I will be happy to take questions that you may have. David?

David Rosenthal: Thank you, Rex. Before we begin, I must address some regulatory requirements. As detailed on the cautionary statement slides 2 and 3, today's presentation is neither an offering of securities nor a solicitation of a proxy vote. The information discussed today is qualified in its entirety by the registration statement and proxy statement that ExxonMobil and XTO will be filing in the future, and XTO's shareholders in particular are urged to read those filings carefully.

This presentation includes forward-looking statements. Actual results could differ materially for the reasons noted.

Finally, please see the frequently used terms and other information on the Investors' section of ExxonMobil's website for important definitions.

As part of this teleconference, we do not plan to discuss forward estimates of combined ExxonMobil and XTO operations. I now plan to cover key elements of the announcement.

Turning to slide 4, this morning at 8 AM Eastern time, ExxonMobil announced an agreement with XTO in an all-share deal. The transaction is structured as a tax-free exchange of shares. For each share of XTO stock, shareholders will receive 0.7098 shares of ExxonMobil stock. The value of the transaction is $41 billion and includes debt of approximately $10 billion. The agreement is subject to approval by XTO shareholders and regulatory review and clearance. We anticipate that both of these steps would be completed in the second quarter of 2010.

Now, let's turn to the strategic incentives for the transaction on slide 5.

This agreement is the result of an ongoing, disciplined evaluation of timely investment opportunities to position ExxonMobil for long-term success and is consistent with our business model's focus on sustainable, long-term value creation. Our evaluation of any potential opportunity begins with an assessment of the resource base. XTO has assembled substantial high-quality US unconventional gas and oil resources across multiple basins. They also have extensive, unconventional technical capabilities and operating expertise and the proven ability to grow profitable production and reserves from this resource base. This transaction combines these strengths of XTO with ExxonMobil's strengths, including our global unconventional gas portfolio, world-class research and technology capabilities, industry-leading project management and operational skills, and unmatched financial strength.

Looking forward, the transaction creates a catalyst for significant long-term growth potential. This includes the acceleration and development of global, unconventional resources, as well as the ability to optimize investment programs. These resources are attractively positioned to increase natural gas production and to meet the growing demand for gas, which is expected to be the single biggest contributor to the US and global energy mix over the coming decades.

We plan to create a premier global, unconventional resource organization in our upstream business segment, similar to our other global functional companies. The opportunity to accelerate and capture significant value from the combined ExxonMobil and XTO resources is compelling. However, the ultimate value of the transaction will be measured over decades by the long-term shareholder value that we believe will be created. A company profile for XTO is provided on slide 6. XTO Energy Inc. was founded in 1986 as Cross Timbers Oil and is headquartered in Fort Worth, Texas. The company has approximately 3,000 employees, all located in the US. About one-third are based in Fort Worth and the remaining two-thirds are in field operating facilities or in district offices. XTO is predominantly a gas company, with gas representing over 80% of production and reserves. Most of their resources are unconventional.

Importantly, they have strong technical expertise and operating experience in all unconventional gas types, including tight gas, shale gas, and coalbed methane. In addition, they have a significant position in shale oil development. Their resource portfolio is widely distributed across the US and has material exposure to all the major unconventional plays. XTO is one of the largest gas producers in the US and has averaged over 20% growth in annual production since 1993.

Proved reserves at year end 2008 are 13.9 trillion cubic feet of gas equivalent, and total resources are approximately 45 trillion feet equivalent.

Turning to slide 7, XTO's resource portfolio is geographically dispersed across the United States. The map shows key areas where XTO currently has production, along with net acreage in thousands of acres.

XTO has an attractive position in the major shale gas plays in the US. Its largest-producing shale gas asset is the Barnett Shale in north Texas. In east Texas and western Louisiana is the highly prospective Haynesville Shale.

To the north, in Oklahoma and Arkansas are the Woodford and Fayetteville shales.

Finally, looking to the east, you will see the Marcellus shale. XTO is also a producer of shale oil from the Bakken Shale in Montana and North Dakota. XTO's tight gas production is concentrated in the Freestone trend of East Texas.

You will also see tight gas resources in the Uintah Basin and the Rocky Mountains. Also in the Rocky Mountains, XTO has acreage in the San Juan Raton basin that holds both tight gas and coal bed methane. This map does not show XTO's conventional resources, which include gas in Texas and Oklahoma, as well as oil in the Permian basin of West Texas. They also hold a small interest in the Dutch sector of the North Sea, but this represents less than 1% of their total production.

Turning to slide 8, let's now look at ExxonMobil's high potential global unconventional natural gas portfolio, along with XTO's position. ExxonMobil's holdings are distinguished by the red stars on the slide with XTO's highlighted in gold. In the US, our current development focus is in the Piceance Basin in Colorado, where earlier this year, we started up the Piceance Phase I project. Piceance is a world-class field with a potential recoverable resource of over 45 trillion cubic feet of tight gas. We also have an acreage position in the Marcellus Shale in Pennsylvania.

In the Horn River Basin in Canada, we are the largest leaseholder in this exciting new play, with just over 300,000 net acres.

Moving to Europe, our portfolio in Germany includes a prospective shale gas opportunity, covering almost 900,000 net acres and a coal bed methane play covering an additional 2 million net acres. In Hungary, we continue to evaluate our tight gas acreage. Most recently, we established a significant onshore acreage position in Poland with over 1 million net acres, where we believe there is significant shale gas potential.

In South America, we have substantial unconventional acreage in Argentina, where we are currently producing from a tight gas play.

The next slide shows a summary of ExxonMobil's and XTO's global unconventional acreage segmented by resource type. As the chart illustrates, ExxonMobil and XTO each have extensive unconventional acreage positions across a diverse portfolio of resource types.

Together, ExxonMobil and XTO will have nearly 8 million acres, currently the largest unconventional acreage portfolio in the industry. Approximately 60% of the total acreage is located outside of the US.

Turning to the resource base on slide 10, at over 72 billion oil equivalent barrels, ExxonMobil has the largest resource base in industry. It is geographically diverse and includes all resource types. Over the last decade, we have grown our unconventional gas resources to approximately 7% of the resource base. Additionally, our total proved reserves are the largest in industry and have the longest life. XTO has built a diverse resource base in the United States with high-quality assets in all the attractive plays. As I mentioned, this resource base is diverse by type, including shale gas, tight gas, coal bed methane, and shale oil. Together, our complementary, unconventional resource portfolio will truly be world class and is positioned to support profitable, long-term production growth.

Turning to slide 11, XTO's proven ability to consistently and profitably grow production complements ExxonMobil's strong natural gas position. As one of the top producers of natural gas in the United States, XTO provides material, long-life, natural gas volumes to ExxonMobil's portfolio. Once integrated, total natural gas volumes are expected to represent approximately 45% of ExxonMobil's total production, slightly higher than today's mix. The combination of XTO's strong operational and technical expertise in unconventional resources and ExxonMobil's advanced research capabilities, project management skills, and financial strength, positions us well for long-term profitable production growth.

Turning to slide 12, the transaction provides an outstanding opportunity to establish in our upstream business a global, unconventional resource organization located in Fort Worth, Texas. Consistent with ExxonMobil's highly successful global functional organization model, this premier upstream organization will manage the development and production of unconventional resources worldwide.

XTO's employees, who are recognized for their technical excellence and operating expertise, will be critical to the success of this new, global, unconventional resource organization. They bring significant unconventional drilling capability and expertise in well stimulation and productivity. The integration into ExxonMobil's global functional model will allow the rapid development and deployment of technologies and operating practices globally to maximize resource value.

The new organization will combine the strengths of both the XTO and ExxonMobil cultures. XTO has grown its own highly successful culture and this has helped it to effectively develop and expand its unconventional resources. As we move forward, we will bring the strengths of the two organizations together to create new value for our shareholders from our high-quality global portfolio. The management of both companies believe that this is an excellent match of opportunities and capabilities and will result in a premier global unconventional resources organization.

Turning to slide 13, on this slide, you can see some key financial and operating metrics for ExxonMobil and XTO for the first nine months of 2009. ExxonMobil is in a very strong financial position to successfully complete a transaction of this size. Going forward, we do not anticipate a material impact on the key financial ratios and expect them to remain very strong. The transaction will be accounted for as a purchase with XTO's assets and liabilities reflected on ExxonMobil's books at fair value. There will also be a component of goodwill.

The transaction should be accretive to ExxonMobil's production growth and cash flow. Depending on the market price for gas, it is not likely to be accretive to near-term earnings per share and may be dilutive.

Turning to the next slide, in summary, the agreement between ExxonMobil and XTO will provide long-term benefits to shareholders in both companies. The transaction provides an excellent opportunity for ExxonMobil to add outstanding resources at a fair price. XTO's proven technical capabilities and operating expertise for efficiently producing unconventional resources provide a synergistic fit with ExxonMobil's resource portfolio and strengths.

Longer term, the combined resource portfolio provides significant growth potential. ExxonMobil brings scale, additional technical capabilities, and financial strength to develop these resources efficiently. Finally, it is our shared belief that this agreement will create long-term value for both ExxonMobil and XTO shareholders.

Before we take your questions, I want to clarify that we will not have any further comment at this time in several areas. First, we are not going to speculate on any regulatory issues. We will also not comment on any issues that are between XTO and its shareholders. Finally, we will not be providing any additional forecasts or pro forma information prior to filing of the registration statement and proxy statement for the transaction. Rex and I would now be happy to take your questions.

Q-AND-A
Operator: (Operator Instructions). Doug Terreson, ISI Group.

Doug Terreson: Rex, Exxon is renowned for its disciplined approach to capital management, and that's historically resulted in the best returns in the industry. And on this point, when just thinking about the pro forma returns, the purchase appears likely to generate returns that are 10% to 20% of those that Exxon has in E&P of around 40%, although you made clear that the benefits were longer term for shareholders. And so my question regards whether or not you can provide some specific examples as to how XTO's technical capabilities and operating expertise accelerates global resource development, as David suggested. That is, what do they have that you do not? And also, the timeframe over which you think that this transaction will create value.

Rex Tillerson: Yes, Doug, that's a good question. And as David highlighted for you in the slides, and as you all have noted we have been securing a portfolio of unconventional opportunities globally. And he highlighted those in the slides. And we are very -- we like the position we've got.

There are some very large areas that now require appraisal and ultimately require an organization to develop those the most efficiently and profitable way possible. And obviously we could have, over time, built an organization, piece by piece, to do that. And that would have taken us some time to do.

What this opportunity provides us is both access of course first to what we believe to be a very high-quality resource base that XTO currently holds within their -- within the United States; but also a ready-built, purpose-built organization that we can now take our team of experts who have been working on the portfolio that we have been building for some time, quietly, and moving into these areas outside of the United States, and put those two organizations together. And now, do what ExxonMobil has a history of doing so well, and that is managing assets in a certain priority; sifting through those, selecting the best; applying our technology, applying, in some cases, some of our project management approaches, particularly to new developing plays; and that's what really generates the long-term shareholder value. I think your observation, and as David has pointed out, near-term -- this is not a near-term decision, obviously. This is about the next 10 to 20 to 30 years of what we believe has now emerged as a very important part of the global resource portfolio that is going to be material. It's going to be important to meeting energy supply, and that's the real value creation that we see. And so I think, over time, as you observe what we do in this combination, it will look very similar to what you have seen us do in other large portfolio areas.

Doug Terreson: Okay. Thanks a lot, Rex.

Operator: Robert Kessler, Simmons & Company.

Robert Kessler: Good morning, guys. Rex, could you give a little bit more color with respect to the logic of an all-stock transaction? Just thinking Exxon, of course, with a net cash position going into the deal, it seems that at least a little bit of leverage could have reduced the near-term earnings dilution. And then, somewhat related to that, does this transaction preclude the possibility of another fairly material deal to further supplement your unconventional portfolio, say within the next year or two?

Rex Tillerson: Sure. Well, obviously, one of the attractions for the XTO shareholders as well is to make this a tax-free exchange and the all-share transaction accomplishes that. It's something that they found attractive. That way their shareholders have the optionality of how they want to manage their individual tax situation with respect to the transaction and they're not forced through a cash exchange. So it really was something that XTO found attractive and we certainly have the wherewithal with the share repurchase program that we have had underway for many years now to do that. So, that's the reason for the all-share transaction. Certainly, we, as you pointed out, we have cash and could have done something different. But I think for those reasons, that's why we agreed with the XTO people that a share exchange made good sense for their shareholders as well.

With respect to future opportunities, Robert, as you know, we're always looking. We are very deliberate about the way we look. We are never in a big hurry. And so, clearly, we still have a lot of financial capacity and wherewithal to do and look at and consider other things that might -- that we would find attractive.

Robert Kessler: Okay, thanks for that. If I could squeeze in a quick clarification as a second question, XTO obviously has a sizable hedge position in place for 2010. Any thoughts as to whether ExxonMobil will liquidate that position or ride it out?

Rex Tillerson: Well, that's something we will have to evaluate once we can get further into some of the transition planning, and -- which the progress of that will be governed substantially by some of the regulatory obligations. So I really can't comment on what we would do in the future with those positions.

Robert Kessler: Fair enough. Thank you.

Operator: Doug Leggate, Merrill Lynch.

Doug Leggate: XTO has I guess been a little entrepreneurial at exponential share price appreciation over the years. And I guess that has kept a lot of the technical knowledge and the people engaged on obviously a smaller independent platform. What measures are you taking to make sure that that doesn't get lost as a result of this transaction? And I have a follow-up.

Rex Tillerson: Well, and that's a great question, Doug, because as you've heard us allude throughout the presentation, an important element of the transaction is the XTO organization, as I pointed out in response to an earlier question. We have worked closely with XTO's management because that is certainly their desire, as well, is that we want to retain that organization; let them continue to do the things that have made them so successful, and in fact, broaden their scope now of opportunities on which they can work. We believe that's going to be exciting for the people at XTO. They're going to have a much larger horizon now in which to apply their technical skills, their expertise. And we've worked closely with their management and will be working closely in the days ahead to ensure that we take all the steps necessary and that people understand how important they are going to be to the future success of what we're trying to do. The details of that will be available in future, so I don't want to get ahead of other communications.

Doug Leggate: Oh, okay. Thanks, Rex, for that. My follow-up is really on the pace of growth. Even at a 10% growth XTO, which I think has kind of been their plan for the next couple of years, is translates to about 1% on the new company. So it does actually have -- it's moving the needle a little bit.

What are your plans in terms of the pace of developing these resources as you move forward? Obviously, there's a lot of free cash flow been spun out of this company as well.

Rex Tillerson: As we indicated, we're not going to give a lot of forward guidance on anything, Doug. But again, our approach will be similar to the way we deploy capital today. We will be looking at where are the most profitable opportunities. As you've heard us say many, many times, we are not volumes growth driven. We are profitability driven. And so we will be looking at, over a long period of time, what is going to provide the most profitable growth from this transaction to the extent that yields volume growth, then so be it. But as you know, we start with the profitability side and then the volumes are somewhat of an outcome.

Doug Leggate: Great. I appreciate you answering my questions. Thanks, Rex.

Operator: Neil McMahon, Sanford Bernstein.

Neil McMahon: Just a few questions on the deal and then maybe a larger question. I was wondering if you could give us any idea what percentage the goodwill will be of the total transaction, and also what you expect in terms of the reserve increase next year based on the new reserve legislation that's in for 2009 reporting. Any guidance there would be great, just to work out the DD&A impact. Then I've got a follow-up.

Rex Tillerson: Neil, I really can't provide you any guidance on the goodwill because that obviously is a detailed exercise that we will have to undertake from an accounting standpoint, in terms of how all of those valuations are done. So I don't want to wander off into something that, at this point, wouldn't be appropriate to do.

Similarly, on what the new reserve reporting rules, the impacts will be, again, we are not prepared to comment or give any forward guidance on that, so I'm going to have to leave you to try to make your best estimate on your own there.

Neil McMahon: Okay, thanks, Rex. Maybe something a bit broader then as a follow-up. Given your global reach in terms of gas, not just on conventional gas, I'm presuming that when you look at the amount of LNG you are coming out with in Qatar, you've got new LNG coming on in Papua New Guinea and Australia. Your basic outlook which you have shown in your outlook manual for 2009 seems to suggest that you feel natural gas prices, or at least the growth rate in unconventional gas in the US, isn't potentially going to be as strong; and you feel very comfortable, it seems, in this transaction, going out and buying a US natural gas company, wherein the price of gas is at this level. Is it fair to say that you are getting more and more bullish about the gas environment going forward?

Rex Tillerson: Well, Neil, as you have rightly noted, in our most recent energy outlook, we have illustrated the very strong growth in natural gas demand that we anticipate to occur over the next several decades, certainly at a much higher rate of demand growth than oil or coal. And as you obviously looked at the outlook, you know that that's driven largely by a significant growth in demand for power generation. Natural gas is really well-suited to meet that growing power generation demand, both from the standpoint of its lower environmental impact, but also its capital efficiency and its flexibility. As various parts of the world are trying to meet that demand, gas gives them a lot of flexibility in terms of the increments they can add and the way they can handle varying load demands; gas is really a well-suited fuel choice. And that's what underlies that outlook for a very strong growth in gas demand all over the world.

So as a result, yes, we have a large portfolio of LNG. We have a large portfolio of conventional gas resources and pipe gas delivery systems. And now we're adding in what is an emerging new important piece of the resource base in the unconventionals because we think all of it is going to be required to meet that demand. And relative to all of the major consuming areas in the developed world, whether it's here in the US or Europe, as well as the developing world; so yes, you could read that, that consistent with our outlook, we think there's going to be significant demand for natural gas in the future.

It's not a price play, obviously because we never do that. It's an efficiency play. And as you know, we believe you get a lot of efficiency benefits out of scale, out of leveraging best practices and delivering them rapidly into the global portfolio. And that's, really -- that's the important element. That's the opportunity for us -- now our people and we have to go out and capture it. And that's where the value creation will occur.

Neil McMahon: Great. Thank you.

Operator: Mark Gilman, Benchmark.

Mark Gilman: Rex and David, good morning. Was wondering if we could clarify the 45 Tcf resource number a little bit. XTO breaks that up into three components. Obviously, the proven, then a significant low-risk geological and then a 17 Tcf equivalent additional potential. I wonder if you could just spend a minute clarifying what that additional potential relates to? And specifically are the 14.2 T low risk, as well as the additional potential, are they risked estimates in any particular way? I also have a follow-up question.

Rex Tillerson: Well, the answer is, and again, these are XTO's publicly-disclosed figures, so Mark, I want to be careful about representing what's behind their assessment anymore than would be appropriate to do. But as you know, those are their publicly-disclosed numbers. As you probably know, they use an independent source to review their reserve bookings. They make that available in their public disclosure.

The only comment I guess I would make, Mark, about it is that as we look at that assessment of theirs, it would be consistent with the way we would judge resources that qualify to be added to our resource base. And so as you saw on that slide that David showed you, they are of the same quality, character and risk assessment that we would use to put -- to add resources to our discovered resource base.

Mark Gilman: And do you assign a risk factor, Rex, when you do that?

Rex Tillerson: Well, yes. What we do, as you know is, we book resources that we have discovered, which we have the rights to develop, and they are booked on a risk basis. And, oftentimes, the reason the resource base grows is some of that is due to de-risking and what we call growth to known. So there's an element of both in that resource base.

Mark Gilman: Okay. My follow-up relates to one of their specific place, namely the Freestone, which is a play that I guess I'm not terribly familiar with. Wonder if you could comment, just briefly, given the importance of this splay, in terms of what kind of decline rate characteristics it has going forward, Rex?

Rex Tillerson: Well, that's a detail, Mark, I'm not sure I'm prepared to get into, other than I can tell you the Freestone play is a tight gas play in central Texas. And it is in -- I don't want to say a very early stage of development -- but it is under active development by a number of participants down there. And beyond that, I really wouldn't want to comment further.

Mark Gilman: Okay. Final one. Do you have any sense as to whether your spending on the XTO properties will exceed the $3.6 billion kind of number that XTO had suggested for 2010?

Rex Tillerson: No; as I indicated earlier, in response to another question, I don't think we're going to comment on any of the -- what the future plans would be, and that's something we'll have to get to later.

Mark Gilman: Okay. Thanks, Rex.

Operator: Paul Sankey, Deutsche Bank.

Paul Sankey: Good morning, Rex and David. You've talked a lot in the past about your global functional management system. And at the same time you have also mentioned how your history of acquisitions has been one where you go after synergies and cost savings. What you are effectively doing here I guess, Rex, is you are adding a new arm, as you said, to your global functional management. But I guess at the same time, you are adding costs effectively by having that new division. And therefore, the cost savings and synergies that you are talking about are much longer-term and to do with production costs. Is that how I should read this? Thanks.

Rex Tillerson: Well, Paul, it's a good observation. And this deal -- the cost synergies, if I can characterize them that way, that you typically think about in a transaction like this, which deals with just eliminating redundancies and whatnot, while there will be some level of that, it is not material to the value of the deal. The synergies piece is all that I've been describing in terms of having an organization that has been working in this space of the unconventionals now for many years and has developed a capability to exploit those resources in what we believe is an efficient process; and taking that now and applying it globally; bringing in some of our own people, together, with some of our technology and some of the way that we assess attractiveness of opportunities; and having a larger portfolio now of the unconventional resources from which to select, be selective and go out and do the best and do them in a sequence that makes the most sense to deliver best value; and that's the synergistic benefit. So I think as you noted in your question as you asked it, it's really long-term synergies that are going to create this value. And that's why we've just said right up front, this is not about the near term. And in fact we will probably suffer a little bit in the near term as we put it together. This is really about value creation over the next many years.

Paul Sankey: Great. Thanks, Rex. And then if we look at the strip and we look at the XTO values, it would seem that the implied price of gas here is above $7 to make a good return. What would be -- I guess that you are saying that you're long-term bullish physically on the natural gas market. I guess the implication also, quite naturally, is that you are using quite a high assumption relative to what you would have used, for example, around the Mobil deal and around LNG [competitively] for this particular deal. It is a much higher implied natural gas price in this deal.

Rex Tillerson: Well, we didn't create a different price deck for this deal, if that's what you're implying. If you just look back at the unit cost here, on a proved reserve basis, it's under $3 a [Kcf] equivalent. If you look at that resource base, the 45 trillion cubic feet, it's less than $1. And obviously where we're going to extract that value is -- and as you have heard us talk many times, Paul, we don't -- we test our things against a range of possible price environments but what we know is we have to go out and create efficiencies. We have to go out and create added value through technology and extraction techniques and continue to work at that to get better and better and better, so that we create the value. We don't wait on the market to create it.

Paul Sankey: Right. Thanks, Rex. Thank you.

Operator: Jason Gammel, Macquarie.

Jason Gammel: Thank you. Obviously, this is a fairly large endorsement of unconventional resource in the US. Could you talk about how the returns on this type of unconventional drilling would shake out relative to your other upstream investment opportunities?

Rex Tillerson: Well, I'm not going to comment specifically, Jason. Obviously, we believe attractive and satisfactory returns can be generated from these types of activities. We are currently out, as you are well aware, we already at ExxonMobil are developing unconventional resources. Obviously, it's meeting our expectations in terms of the way we view the future. So, obviously, we think it is going to create value or we wouldn't be talking about it today.

Jason Gammel: Sure. And then maybe as a follow-up, if I could, ExxonMobil always takes a very measured approach to this type of a transaction. Can you talk about how long this decision was in the making? Is this a multi-year study that led to this transaction or was this relatively quick?

Rex Tillerson: Well, I can't comment directly on that because some of that will be subject to some regulatory filings in terms of how the specific deal came about. I think as we have talked over the years, we are always looking for opportunities. And many of you have asked us many times about whether we saw something attractive out there, and we said, we're always looking; we're always evaluating. And when the right conditions are in place for something that we think is material and has long-term value, then you would see us act. And that's where we are today.

Jason Gammel: Okay. Thank you.

Operator: Pavel Molchanov.

Pavel Molchanov: Thanks very much. First, just a quick housekeeping item. Will you consider divesting any non-core assets that you will get as part of the deal?

Rex Tillerson: Well, Pavel, as you know, ExxonMobil has an ongoing asset management program, and we have some level of divestments every year as we look at the asset inventory and we find that there are people out there who, for strategic reasons of their own or synergies of their own, place a higher value on assets than we do. So my only comment on a going forward basis is that no change as a result of this transaction, nothing extraordinary. Obviously, we like their asset holdings, and our divestment activities on a go-forward basis will just be a continuation of our business as usual approach.

Pavel Molchanov: Understood. And as a quick follow-up to that, when you think about the rig count currently on XTO's properties, would you attempt to maintain it, decrease it, increase it or not sure yet?

Rex Tillerson: Again, that's a forward-looking comment, and so I don't think it would be appropriate for me to indicate one way or the other.

Pavel Molchanov: Got it. Thanks.

David Rosenthal: Thank you, Pavel. Next question.

Operator: Christina Cheng, Barclays Capital.

Christina Cheng: Good morning. I was wondering if Exxon is intending to export LNG from the US?

Rex Tillerson: We don't have any plans at this time to export LNG from the US.

Christina Cheng: Thank you.

Operator: We have no further questions. At this time, I would like to turn the call back over to Mr. Tillerson.

Rex Tillerson: Well, let me just thank all of you for joining us for the call this morning, and I thank you for your questions and your interest in today's announcement. This is a very significant day for ExxonMobil. We are excited about the new opportunities that will present themselves as we move forward and as we have talked in this call.

The whole objective is to build value for our shareholders and to meet the growing global energy demands that we see in the future to support economies around the world. We think this is a great transaction for the United States and for the consumers of the US and addresses many of the energy security concerns they have. So, thank you for joining us for the call, and I will turn it back to David.

David Rosenthal: Thank you, Rex. Well, that concludes this morning's teleconference. And Rex and I thank you very much for your time and questions this morning. Thank you.

Operator: This concludes today's call. Thank you for your participation.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  ExxonMobil will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of XTO that also constitutes a prospectus of ExxonMobil.  ExxonMobil and XTO also plan to file other documents with the SEC regarding the proposed agreement.  A definitive proxy statement/prospectus will be mailed to stockholders of XTO. Investors and security holders of XTO are urged to read the proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the proposed transaction.  Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about ExxonMobil and XTO, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ExxonMobil will be available free of charge on ExxonMobil’s internet website at www.exxonmobil.com under the tab "investors" and then under the tab "SEC Filings" or by contacting ExxonMobil’s Investor Relations Department at 972-444-1156. Copies of the documents filed with the SEC by XTO will be available free of charge on XTO’s internet website at www.xtoenergy.com under the tab "Investor Relations" and then under the tab "SEC Filings" or by contacting XTO’s Investor Relations Department at 817-870-2800.

ExxonMobil, XTO, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of XTO in connection with the proposed transaction. Information about the directors and executive officers of XTO is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 17, 2009.  Information about the directors and executive officers of ExxonMobil is set forth in its proxy statement for its 2009 annual meeting of stockholders, which was filed with the SEC on April 13, 2009.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

Statements in this document relating to future plans, projections, events or conditions are forward-looking statements.  Actual results could differ materially as a result of a variety of risks and uncertainties, including: the timing to consummate the proposed agreement; the risk that a condition to closing of the proposed agreement may not be satisfied; the risk that a regulatory approval that may be required for the proposed agreement is not obtained or is obtained subject to conditions that are not anticipated; ExxonMobil’s ability to achieve the synergies and value creation contemplated by the proposed agreement; ExxonMobil’s ability to promptly and effectively integrate XTO’s businesses; and the diversion of management time on agreement-related issues.  Other factors that could materially affect ExxonMobil’s and XTO’s actual results, including project plans, costs, timing, and capacities; capital and exploration expenditures; and share purchase levels, include:  changes in long-term oil or gas prices or other market or economic conditions affecting the oil and gas industry; completion of repair projects as planned; unforeseen technical difficulties; political events or disturbances; reservoir performance; the outcome of commercial negotiations; wars and acts of terrorism or sabotage; changes in technical or operating conditions; and other factors discussed under the heading “Factors Affecting Future Results” available through the "investors" section on ExxonMobil’s website, in Item 1A of ExxonMobil's 2008 Form 10-K and in Item 1A of XTO's 2008 Form 10-K.  No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of ExxonMobil or XTO.  Neither ExxonMobil nor XTO assumes any duty to update these statements as of any future date.  References to quantities of oil or natural gas may include amounts that ExxonMobil or XTO believe will ultimately be produced, but that are not yet classified as “proved reserves” under SEC definitions.